SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 10, 2011

AVIVA PLC

(Translation of registrant’s name into English)

ST HELEN’S, 1 UNDERSHAFT

LONDON EC3P 3DQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Aviva plc

Current report

On Form 6-K Q3 2011

Forward Looking Statements

This report contains certain “forward-looking statements” with respect to certain of our plans and our current goals and expectations relating to our future financial condition, performance, results, strategic initiatives and objectives. Statements containing the words “believes”, “intends”, “expects”, “plans”, “will”, “seeks”, “aims”, “may”, “could”, “outlook”, “estimates” and “anticipates”, and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond our control. There may be changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, our actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in our forward-looking statements.

All forward-looking statements address matters that involve risks and uncertainties. We believe that these factors include, but may not be limited to, those set forth under “Financial and operating performance” and “Risks relating to our business” included in our Annual Report on Form 20-F for the year ended 31 December 2010 filed on the 24 March 2011, with regard to trends, risk management, and exchange rates and with regard to the effects of changes or prospective changes in regulation, and the following:

•             the impact of difficult conditions in the global capital markets and the economy generally;

•             the impact of government and central bank initiatives related to the difficult economic environment;

•             defaults and impairments in our bond, mortgage and structured credit portfolios;

•             the impact of volatility in the equity, capital and credit markets on our profitability and ability to access capital and credit;

•             changes in general economic conditions, including foreign currency exchange rates, interest rates and other factors that could affect our profitability;

•             risks associated with arrangements with third parties, including joint ventures;

•             inability of reinsurers to meet obligations or unavailability of reinsurance coverage;

•             a decline in our ratings with Standard & Poor’s, Moody’s and A.M. Best;

•             increased competition in the UK and in other countries where we have significant operations;

•             changes to our brand and reputation;

•             changes in assumptions in pricing and reserving for insurance business (particularly with regard to mortality and morbidity trends, lapse rates and policy renewal rates), longevity and endowments;

•             a cyclical downturn of the insurance industry;

•             changes in local political, regulatory and economic conditions, business risks and challenges which may impact demand for our products, our investment portfolio and credit quality of counterparties;

•             the impact of actual experience differing from estimates on amortisation of deferred acquisition costs (“DAC”) and acquired value of in-force business (“AVIF”);

•             the impact of recognising an impairment of our goodwill or intangibles with indefinite lives;

•             changes in valuation methodologies, estimates and assumptions used in the valuation of investment securities;

•             the effect of various legal proceedings and regulatory investigations;

•             the impact of operational risks;

•             the loss of key personnel;

•             the impact of catastrophic events on our results;

•             changes in government regulations or tax laws in jurisdictions where we conduct business;

•             funding risks associated with our pension schemes;

•             the effect of undisclosed liabilities, integration issues and other risks associated with our acquisitions; and

•             the timing impact and other uncertainties relating to acquisitions and disposals and relating to other future acquisitions, combinations or disposals within relevant industries.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this report.

You should also not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as at the date of the particular statement. We do not intend to, and undertake no obligation to (and expressly disclaim any such obligations to), update publicly or revise any forward-looking statement as a result of new information, future events or otherwise. In light of these risks, our results could differ materially from the forward-looking statements contained in this Report. We may also make or disclose written and/or oral forward-looking statements in reports filed or furnished to the US Securities and Exchange Commission (“SEC”), our annual report and accounts to shareholders, proxy statements, offering circulars, registration statements and prospectuses, press releases and other written materials and in oral statements made by our directors, officers or employees to third parties, including financial analysts.

Risk Factors

Market developments and government actions regarding the sovereign debt crisis in Europe, particularly in Ireland, Portugal, Italy, Greece and Spain, could have a material adverse effect on our business, financial condition, results of operations and liquidity.

Global markets and economic conditions recently have been negatively impacted by the ability of certain European Union (“EU”) member states to service their sovereign debt obligations.  If the fiscal obligations of these EU member states continue to exceed their fiscal revenue, taking into account the reactions of the credit and swap markets, the ability of such member states to service their debt in a cost efficient manner will be impaired.  The continued uncertainty over the outcome of various EU and international financial support programs and the possibility that other EU member states may experience similar financial pressures could further disrupt global markets.  In particular, this crisis has disrupted and could further disrupt equity and fixed income markets and result in volatile bond yields on the sovereign debt of EU members.

The issues arising out of the current sovereign debt crisis may transcend Europe, cause investors to lose confidence in the safety and soundness of European financial institutions and the stability of European member economies, and likewise affect U.K. and U.S. based financial institutions, the stability of the global financial markets and any economic recovery.  If an EU member state were to default on its obligations or seek to leave the Eurozone, the impact on the financial and currency markets would be significant and could impact materially all financial institutions, including the Group, its business, financial condition, results of operations and liquidity.

We have exposure to the debt of certain European peripheral countries, which are defined as exposures in Greece, Ireland, Italy, Portugal and Spain.  As at 30 September 2011, our shareholder asset exposure (net of minorities) to debt securities of the governments of Ireland, Italy and Spain (including local authorities and government agencies) was £1.4 billion (compared to £1.4 billion as at 30 June 2011).  We have no shareholder exposure to debt securities of the governments of Greece or Portugal.  As at 30 September 2011, our policyholder asset exposure (net of minorities) to debt securities of the governments of Ireland, Italy, Spain, Portugal and Greece (including local authorities and government agencies) was £7.7 billion (compared to £8.0 billion as at 30 June 2011).  Continued adverse conditions in the fixed income debt markets in these countries for an extended period of time, particularly if left unmitigated by policy measures, could have an adverse effect on our business, financial condition, results of operations and liquidity.

Trading Update

Trading Update

Period ended 30 September 2011

Sales

Total worldwide sales from continuing operations to 30 September 2011 were £30,597 million, a decrease of £1,461 million, or 5%, from £32,058 million for nine months ended 30 September 2010. Sales in the Life and Pensions business fell from £23,092 million for nine months ended 30 September 2010 to £20,948 million for nine months ended 30 September 2011, a reduction of £2,144 million or 9%. This was driven mainly by actions to write less capital-intensive business but was also due to current market conditions. Investment sales increased to £2,682 million, an increase of £126 million, or 5%.

In general insurance we have built on last year’s performance growing sales whilst maintaining our focus on profitability. Total general insurance and health net written premiums for continuous operations for the period rose by 9% to £6,967 million, an increase of £557 million compared to the same period in 2010. This is a result of a combination of factors including continued good retention levels in the UK.

IGD solvency

The estimated group regulatory capital surplus based on the EU Groups Directive (IGD) was £2.7 billion as at 30 September 2011 after accruing for the 2011 interim dividend of £0.2 billion (net of scrip) and represents a coverage ratio of 142%.

The overall IGD total of £2.7 billion at 30 September 2011 has been adversely impacted by the market movements seen in the third quarter of this year, particularly in interest rates and credit spreads in continental Europe, which has reduced the total by around £0.7 billion and, to a lesser extent, by adverse movements in equities and foreign exchange rates. These factors have more than offset the positive contribution from operating profits in the quarter.

In the fourth quarter of the year we expect the positive impact of management actions to offset the adverse effect of the hybrid debt call of €800 million due for payment in the middle of November. These actions include the restructuring of our UK regulated general insurance entities, delivery of capital transactions (including a release of capital from part of the US back-book) and other balance sheet management.

We also continue to protect our capital against adverse market movements and have expanded our equity hedging programme - the IGD surplus would be reduced by approximately £0.3 billion in the event of a 20% fall in equity markets from the levels at the end of the quarter and by an additional £0.2 billion if markets fell a further 20%.

Net asset value

The IFRS net asset value per share has increased by 23 pence since HY11 to 448 pence per share (at 30 September 2011) driven by the underlying profitability of the business. The adverse impact of investment market movements including interest rates, credit spreads and, to a lesser extent, equities and foreign exchange rates was offset by an increase in the pension scheme surplus.

Exposure to sovereign debt securities of the governments of Greece, Ireland, Italy, Spain and Portugal

Our shareholder asset exposure (net of minorities) to debt securities of the governments of Greece, Ireland, Italy, Spain and Portugal (including local authorities and government agencies) at 30 September 2011 was £1.4 billion (HY11: £1.4 billion). We have no shareholder exposure to debt securities of the governments of Greece or Portugal.

Exposure to debt securities of the eurozone and United Kingdom banks

Our shareholder asset exposure (net of minorities) to debt securities of the eurozone and United Kingdom banks at 30 September 2011 was £3.3 billion. Within this total, £2.1 billion is either covered or senior debt, with a further £0.9 billion being lower tier 2 subordinated debt (of which £0.5 billion is exposure to UK banks).

Other performance indicators

Management also uses a variety of other performance indicators (OPIs) in both running and assessing the performance of individual business segments and units, rather than the Group as a whole. OPIs include measures such as Internal Rate of Return (IRR), combined operating ratio (COR) and new business margins.

Internal Rate of Return (IRR)

IRR remained consistent through the nine month period ended 30 September 2011, driven primarily by improvements in Asia Pacific which were offset by small reductions in UK and Europe. The IRR has improved, compared with the equivalent period in 2010, mainly due to improvements in Asia-Pacific and Europe.

Combined Operating Ratio (COR)

The 9M11 COR remains consistent with the HY11 and is improved compared with the equivalent period in 2010 driven primarily by Europe (due to benign weather experience) and North America.

New business margin

The new business margin for the nine month period ended 30 September 2011 has declined compared with both HY11 and the equivalent period in 2010 primarily due to product mix, lower profitability and changes in the economic environment.

World-wide total sales (excluding Delta Lloyd)

	9M 2011	9M 2010	Sterling % change on 9M10	Local currency % change on 9M10
Total long-term savings sales	23,630	25,648	(8)%	(8)%
General insurance and health net written premiums	6,967	6,410	9%	8%
World-wide total sales	30,597	32,058	(5)%	(5)%

Capital position

	30 September 2011		30 June 2011
IFRS net asset value per share	448	p	425	p
IGD solvency surplus	£2.7	bn	£4.0	bn

All figures in this statement exclude Delta Lloyd except for net asset value and IGD solvency surplus. All comparatives are for the first nine months 2010 unless otherwise stated.

Regional performance

United Kingdom

•         Life and pensions sales up 6% to £8,061 million (9M10: £7,631 million).

•         General insurance and health net written premiums increased 10% to £3,754 million (9M10: £3,412 million).

UKGI

•             Net written premiums for 9M11 increased 12% to £3,339 million (9M10: £2,992 million) reflecting our continued focus on underwriting and claims management, coupled with improvements in organisational efficiency and beneficial seasonal factors.

•             We extended our distribution reach by launching quotemehappy.com, a separately branded online offering, on Gocompare.com.

•             We launched a multi-car product online in August, giving customers flexibility to insure up to five vehicles on one policy.

•             Personal motor rating remains strong and commercial motor rates continue to harden. In homeowner, we saw an increase in rates. In commercial non-motor, increases remained low.

•             The sale of RAC(1) to the Carlyle Group was completed on 30 September 2011, increasing Aviva’s IFRS tangible net assets by £1.0 billion.

•             In October we received court approval to rationalise the legal structure of our UK general insurance business. The programme, effective from 14 November 2011, will reduce the number of regulated entities.

UK Life

•             Sales for 9M11 increased 6% to £8,061 million (9M10: £7,631 million) as consumers sought providers like Aviva for their saving and protection needs.

•            Sales of group personal pensions and individual annuities increased.

•             Sales of bulk purchase annuities were lower reflecting our continued disciplined approach to pricing in our chosen sectors.

•             Investment sales increased following an inflow into Asian Property fund.

Europe

•             Life and pensions sales down 18% to £8,748 million (9M10: £10,640 million).

•             General insurance and health net written premiums increased 7% to £1,571 million (9M10: £1,468 million).

•             Life and pension sales for 9M11 decreased 18% to £8,748 million, within which with-profit product sales reduced significantly.

•             General insurance and health net written premiums for 9M11 increased by 7% to £1,571 million following rate increases and the continued growth of our health business in Ireland.

•             In October we announced our proposal to combine Aviva Ireland with Aviva UK to form a new UK and Ireland Region. We are also proposing to restructure our European regional operations.

•             Our strategy remains to invest and deepen our presence in our chosen markets, underpinned by disciplined capital management, delivering sustainable profitable growth.

•             In the short term we expect consumer demand in France, Ireland, Italy and Spain to be subdued and focused on low risk savings products. This may limit our ability to achieve our optimal business mix.

France

•             Our focus on value over volume has seen France 9M11 IRR increase compared with the equivalent period in 2010 with a sales decrease of 17% to £3,224 million (9M11).

•             Life and pension sales in France are significantly down on prior year as a result of the current economic climate and subdued consumer demand.

•             General insurance and health net written premiums increased by 6% to £785 million (9M11) as a result of achieving average rate increases of 4%.

Italy

•             Management actions to emphasise capital efficient products resulted in reduced sales, decreased 34% to £2,517 million (9M11), primarily driven by a 47% drop in sales of with-profits products.

•             General insurance net written premiums increased by 16% compared with the equivalent period last year, driven by rating increases on the motor book.

Spain

•             Sales decreased 2% to £1,425 million (9M11), supported by sales in low risk savings products.

•             Aviva Spain sales network has been expanded by the signing of a joint venture agreement with the life side of local insurer Pelayo.

•             We are supporting our caja partners as they undergo structural reform. Our aim remains to protect our bancassurance franchise while maintaining our net capital position.

Ireland

•             Life sales for the period are £757 million (9M10: £680 million). Excluding low margin single premium investment bonds, sales were down, reflecting the economic situation in Ireland.

•             General insurance and health net written premiums in Ireland remained stable due to continued growth in health business.

Poland

•             Our focus on unit-linked and protection products led to sales growth in these product lines during the period, although overall sales decreased 14% to £403 million due to the expected decline in pension sales as a result of legislative changes.

•             The proportion of non-pensions sales increased to 76% (9M11) compared to 45% at 9M10.

•             General insurance net written premiums increased by 36% as a result of our initiatives in the direct channel, the active management of the multi-agency network and rating increases across the motor book.

Turkey and Russia

•             Life and pension sales in Turkey increased by 17% to £170 million (9M11).

•             Life and pension sales in Russia increased by 2% to £67 million (9M11).

(1)  The general insurance results for the first nine months of 2011 include the RAC up until its disposal

Regional performance continued

North America

•                        Life and annuity sales £2,796 million, down 24% (9M10: £3,668 million).

•                        General insurance net written premium sales £1,562 million, up 6% (9M10: £1,480 million).

Canada

•             Net written premiums for the period increased 6% to £1,562 million (9M10: £1,480 million) due primarily to sales growth in personal lines, driven by pricing and underwriting discipline.

•             In October, Standard and Poor ‘s revised its outlook on Aviva Canada Inc. to stable from negative and affirmed its ‘A+’ financial strength and long-term counterparty credit ratings.

United States

•             Annuity sales for the period decreased by 29% to £2,055 million (9M10:£2,886 million) as pricing discipline was maintained in a competitive market. However, during the third quarter of 2011 sales of life and annuity products increased by 31% compared with the discrete second quarter sales.

•             Life insurance sales now account for 27% (9M10: 21%) of our new business at £741m (9M10: £782 million).

Asia Pacific

•             Life and pension sales up 16% to £1,343 million (9M10: £1,153 million).

•             Long term savings sales for the period increased 15% to £1,742 million (9M10: £1,521 million).

•             Life and pensions sales for the period grew by 16% to £1,343 million (9M10: £1,153 million) while investment sales increased 8% to £399 million (9M10: £368 million).

•             Singapore led the region’s growth with a 65% increase in life and pension sales to £412 million (9M10: £250 million). South Korea also delivered 32% growth to £356 million (9M10: £270 million).

China

•             The effect of regulatory changes on bancassurance has continued to create challenges for insurers across the sector, with our life and pension sales for the period decreasing by 12% to £282 million (9M10: £321 million).

•             We have improved our new business margin and profitability by managing our product mix while adjusting to the challenging business environment.

India

•             In response to regulatory changes, we successfully reoriented our product suite away from predominantly unit linked insurance plans towards higher-margin products such as endowment policies, life term plans and personal pensions.

•             While sales for the period decreased 6% to £76 million (9M10: £81 million), product changes coupled with cost and efficiency savings, significantly improved our margins and profitability.

Aviva Investors

Growth in external sales

•             Total assets under management by Aviva Investors decreased to £263 billion (HY10: £269 billion) primarily due to negative market and foreign exchange movements during the quarter.

Sale of Australian equity business

•             In August we announced an agreement to sell our Australian equity manufacturing business to nabInvest. The sale is due to complete before year end.

All figures in this statement exclude Delta Lloyd except for net asset value and IGD solvency surplus. All comparatives are for the first nine months 2010 unless otherwise stated.

All figures have been translated at average exchange rates applying for the period. The average rates employed in this announcement are 1 euro = £0.87 (9 months to 30 September 2010: 1 euro = £0.86) and £1 = US$1.61 (9 months to 30 September 2010: £1 = US$1.54).

Growth rates in the press release have been provided in sterling terms unless stated otherwise. The supplements following present this information on both a sterling and local currency basis.

Statistical Supplement

Delta Lloyd

As a result of the partial disposal of Aviva’s stake in Delta Lloyd, from 6 May 2011 the Group ceased to consolidate the results and net assets of the Delta Lloyd group. The results of Delta Lloyd up to the transaction date have therefore been classified as discontinued operations.

Non GAAP Measures

Sales

The total sales of the Group consist of long-term insurance and savings new business sales and general insurance and health net written premiums. We classify our long-term insurance and savings new business sales into the following categories:

Long-term insurance and savings new business sales

Sales of the long-term insurance and savings business consist of: Covered business or life, pensions and savings products:

Insurance and participating investment business

•             This includes traditional life insurance, annuity business and with-profits business

•             There is an element of insurance risk borne by the group therefore, under IFRS, these are reported within net written premiums.

Non-participating investment business

•             This includes unit-linked business and pensions business

•             The amounts received for this business are treated as deposits under IFRS and an investment management fee is earned on the funds deposited

•             For new business reporting in the UK, companies continue to report non-participating investment business within their ‘covered business’ sales, in line with the historic treatment under UK GAAP.

Non-covered business or investment sales:

•             These include retail sales of mutual fund type products such as unit trusts and OEICs.

•             These products carry no insurance risk that is borne by the Group therefore under IFRS, these are treated as deposits and investment management fee income is earned on the funds deposited.

•             These have never been treated as ‘covered business’ for long-term insurance and savings reporting so we show these separately as investment sales.

Sales is a non-GAAP financial measure and key performance indicator that we report to our key decision makers in the businesses in order to assess the value of new business from our customers and compare performance across the markets in which we operate. We consider sales to be a critical indicator of new business, and is the basis on which we provide analysis of our results to our shareholders and analysts. The non-GAAP measure of sales is also used internally in the determination of bonus awards as an executive performance measure.

For our general insurance and health business we report sales based on IFRS net written premiums.

For long-term insurance and savings new business, we define sales as the sum of the present value of new business premiums (PVNBP) of life, pension and savings products and investment sales.

PVNBP is equal to total single premium sales received in the year plus the discounted value of annual premiums expected to be received over the terms of newly incepted contracts and is calculated as at the date of sale. We adjust annual premiums to reflect the expected stream of business coming from this new business over future years. In the view of management this performance measure better recognises the relative economic value of regular premium contracts compared to single premium contracts. PVNBP is a European insurance industry standard measure of new business.

For our long-term insurance and savings business, we believe that sales is an important measure of underlying performance and a better measure for new business than IFRS net written premiums. We consider the use of sales over IFRS net written premiums provides:

•             Consistent treatment of long-term insurance and investment contracts: IFRS net written premiums do not include deposits received on non-participating investment contracts. Long-term insurance contracts and participating investment contracts also contain a deposit component, which are included in IFRS net written premiums, in addition to an insurance risk component. Therefore, to appropriately assess the revenue generated on a consistent basis between types of contracts, we evaluate the present value of new business sales of long-term insurance and investment products on the basis of total premiums and deposits collected, including sales of mutual fund type products such as unit trusts and OEICs.

•             Better reflection of the relative economic value of regular premium contracts compared to single premium contracts: Sales recognise the economic value of all expected contractual cash flows for regular premium contracts in the year of inception, whereas IFRS net written premiums only recognise premiums received in the year.

•             Better reflection of current management actions in the year: IFRS net written premiums include premiums on regular premium contracts, which incepted in prior years, and therefore reflect the actions of management in prior years.

In comparison to IFRS net written premiums, sales do not include premiums received from contracts in-force at the beginning of the year, even though these are a source of IFRS revenue, as these have already been recognised as sales in the year of inception of the contract. In addition, unlike IFRS net written premiums, sales do not reflect the effect on premiums of any increase or decrease in persistency of regular premium contracts compared to what was assumed at the inception of the contract.

PVNBP is not a substitute for net written premiums as determined in accordance with IFRS. Our definition of sales may differ from similar measures used by other companies, and may change over time.

General insurance and health sales

General insurance and health sales are defined as IFRS net written premiums, being those premiums written during the year net of amounts reinsured with third parties, as set out in the segmental analysis of results in ‘Financial Statements IFRS — Note 4 — Segmental information’. For sales reporting, we use the GAAP measure for general insurance and health business.

The table below presents our consolidated sales for the period ended 30 September 2011 and 2010, as well as the reconciliation of sales to net written premiums in IFRS.

£ million	9M11	9M10
Long-term insurance and savings new business sales	23,630	24,648
General insurance and health net written premiums	6,967	6,410
Total sales	30,597	32,058
Less: Effect of capitalisation factor on regular premium long-term business	(5,285)	(4,850)
Share of long-term new business sales from JV’s and associates	(484)	(995)
Annualisation impact of regular premium long-term business	(353)	(402)
Deposits taken on non-participating investment and equity release contracts	(3,150)	(3,423)
Retail sales of mutual fund type products (investment sales)	(2,682)	(2,556)
Add: IFRS gross written premiums from existing long-term business	4,217	4,144
Less: Long-term insurance and savings business premiums ceded to reinsurers	(992)	(627)
Total IFRS net written premiums	21,868	23,349

•            Effect of capitalisation factor on regular premium long-term business:

PVNBP is derived from the single and regular premiums of the products sold during the financial period and are expressed at the point of sale. The PVNBP calculation is equal to total single premium sales received in the year plus the discounted value of regular premiums expected to be received over the term of the new contracts. The discounted value of regular premiums is calculated using the market consistent embedded value methodology proposed by the CFO Forum Principles.

The discounted value reflects the expected income streams over the life of the contract, adjusted for expected levels of persistency, discounted back to present value. The discounted value can also be expressed as annualised regular premiums multiplied by a weighted average capitalisation factor (WACF). The WACF varies over time depending on the mix of new products sold, the average outstanding term of the new contracts and the projection assumptions.

•             Share of long-term new business sales from joint ventures and associates:

Total long-term new business sales include our share of sales from joint ventures and associates. Under IFRS reporting, premiums from these sales are excluded from our consolidated accounts, with only our share of profits or losses from such businesses being brought into the income statement separately.

•             Annualisation impact of regular premium long-term business:

As noted above, the calculation of PVNBP includes annualised regular premiums. The impact of this annualisation is removed in order to reconcile the non-GAAP new business sales to IFRS premiums and will vary depending on the volume of regular premium sales during the year.

•             Deposits taken on non-participating investment contracts and equity release contracts:

Under IFRS, non-participating investment contracts are recognised on the statement of financial position by recording the cash received as a deposit and an associated liability and are not recorded as premiums received in the income statement. Only the margin earned is recognised in the income statement.

•             Retail sales of mutual fund type products (investment sales):

Investment sales included in the total sales number represent the cash inflows received from customers to invest in mutual fund type products such as unit trusts and OEICs. We earn fees on the investment and management of these funds which are recorded separately in the IFRS income statement as ‘fees and commissions received’ and are not included in statutory premiums.

•             IFRS gross written premiums from existing long-term business:

The non-GAAP measure of long-term and savings sales focuses on new business written in the year under review while the IFRS income statement includes premiums received from all business, both new and existing.

1 — Geographical analysis of life, pension and investment sales

	9 months	9 months	% Growth
	2011 £m	2010 £m	Sterling	Local(2) currency
Life and pensions business - Present value of new business premiums(1)
United Kingdom	8,061	7,631	6%	6%
France	3,224	3,869	(17)%	(18)%
Ireland	757	680	11%	9%
Italy	2,517	3,793	(34)%	(35)%
Poland	403	469	(14)%	(15)%
Spain	1,425	1,447	(2)%	(3)%
Other Europe	422	382	10%	14%
Aviva Europe	8,748	10,640	(18)%	(19)%
North America	2,796	3,668	(24)%	(20)%
China	282	321	(12)%	(12)%
Hong Kong	110	117	(6)%	(2)%
India	76	81	(6)%	(3)%
Singapore	412	250	65%	55%
South Korea	356	270	32%	30%
Other Asia	107	114	(6)%	(9)%
Asia Pacific	1,343	1,153	16%	15%
Total life and pensions — continuing operations	20,948	23,092	(9)%	(9)%
Total life and pensions — discontinued operations(4)	1,085	2,462	(56)%	(57)%
Total life and pensions	22,033	25,554	(14)%	(14)%
Investment sales(3)
United Kingdom	1,323	1,237	7%	7%
Europe (Aviva Investors)	960	951	1%	(1)%
Asia (Aviva Investors)	242	207	17%	6%
Asia	157	161	(2)%	(8)%
Asia Pacific	399	368	8%	—
Total investment sales — continuing operations	2,682	2,556	5%	3%
Total investment sales — discontinued operations(4)	170	483	(65)%	(65)%
Total investment sales	2,852	3,039	(6)%	(8)%
Total long-term savings sales — continuing operations	23,630	25,648	(8)%	(8)%
Total long-term savings sales — discontinued operations(4)	1,255	2,945	(57)%	(58)%
Total long-term savings sales	24,885	28,593	(13)%	(13)%

(1)          Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

(2)          Local currency growth rates are calculated based on constant rates of exchange.

(3)          Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.

(4)          Current period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.

2 — Product analysis of life and pension sales

	Present value of new business premiums(1)
	9 months	9 months	% Growth
	2011 £m	2010 £m	Sterling	Local(2) currency
Life and pensions business
Pensions	4,006	3,028	32%	32%
Annuities	2,434	2,291	6%	6%
Bonds	638	1,277	(50)%	(50)%
Protection	749	737	2%	2%
Equity release	234	298	(21)%	(21)%
United Kingdom	8,061	7,631	6%	6%
Pensions	877	1,063	(17)%	(17)%
Savings	7,036	8,782	(20)%	(21)%
Annuities	83	56	48%	46%
Protection	752	739	2%	1%
Aviva Europe	8,748	10,640	(18)%	(19)%
Life	741	782	(5)%	(1)%
Annuities	2,055	2,886	(29)%	(26)%
North America	2,796	3,668	(24)%	(20)%
Asia Pacific	1,343	1,153	16%	15%
Total life and pensions sales — continuing operations	20,948	23,092	(9)%	(9)%
Total life and pensions sales — discontinued operations(3)	1,085	2,462	(56)%	(57)%
Total life and pensions sales	22,033	25,554	(14)%	(14)%

(1) Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

(2) Growth rates are calculated based on constant rates of exchange.

(3) Current period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.

3 — Trend analysis of PVNBP — cumulative

	1Q10 YTD £m	2Q10 YTD £m	3Q10 YTD £m	4Q10 YTD £m	1Q11 YTD £m	2Q11 YTD £m	3Q11YTD £m	% Growth on 3Q10
Life and pensions business — Present value of new business premiums(1)
Pensions	941	2,061	3,028	4,062	1,124	2,742	4,006	32%
Annuities	877	1,603	2,291	3,170	785	1,610	2,434	6%
Bonds	412	828	1,277	1,686	271	466	638	(50)%
Protection	231	507	737	944	250	490	749	2%
Equity release	96	195	298	436	83	160	234	(21)%
United Kingdom	2,557	5,194	7,631	10,298	2,513	5,468	8,061	6%
France	1,550	2,827	3,869	4,918	1,271	2,345	3,224	(17)%
Ireland	247	476	680	938	280	553	757	11%
Italy	1,567	3,052	3,793	4,456	874	1,778	2,517	(34)%
Poland	206	319	469	603	149	305	403	(14)%
Spain	590	1,060	1,447	2,084	524	1,015	1,425	(2)%
Other Europe	125	258	382	538	151	293	422	10%
Aviva Europe	4,285	7,992	10,640	13,537	3,249	6,289	8,748	(18)%
North America	997	2,334	3,668	4,728	786	1,658	2,796	(24)%
Asia Pacific	409	794	1,153	1,617	426	902	1,343	16%
Total life and pensions	8,248	16,314	23,092	30,180	6,974	14,317	20,948	(9)%
Investment sales(2)	870	1,797	2,556	3,387	869	1,830	2,682	5%
Total long term saving sales — continuing operations	9,118	18,111	25,648	33,567	7,843	16,147	23,630	(8)%
Total long term saving sales — discontinued operations(3)	1,056	2,127	2,945	3,793	921	1,255	1,255	(57)%
Total long term saving sales	10,174	20,238	28,593	37,360	8,764	17,402	24,885	(13)%

(1) Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

(2) Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.

(3) Current period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.

4 — Trend analysis of PVNBP — discrete

	1Q10 £m	2Q10 £m	3Q10 £m	4Q10 £m	1Q11 £m	2Q11 £m	3Q11 £m
Life and pensions business - Present value of new business premiums(1)
Pensions	941	1,120	967	1,034	1,124	1,618	1,264
Annuities	877	726	688	879	785	825	824
Bonds	412	416	449	409	271	195	172
Protection	231	276	230	207	250	240	259
Equity release	96	99	103	138	83	77	74
United Kingdom	2,557	2,637	2,437	2,667	2,513	2,955	2,593
France	1,550	1,277	1,042	1,049	1,271	1,074	879
Ireland	247	229	204	258	280	273	204
Italy	1,567	1,485	741	663	874	904	739
Poland	206	113	150	134	149	156	98
Spain	590	470	387	637	524	491	410
Other Europe	125	133	124	156	151	142	129
Aviva Europe	4,285	3,707	2,648	2,897	3,249	3,040	2,459
North America	997	1,337	1,334	1,060	786	872	1,138
Asia Pacific	409	385	359	464	426	476	441
Total life and pensions	8,248	8,066	6,778	7,088	6,974	7,343	6,631
Investment sales(2)	870	927	759	831	869	961	852
Total long term saving sales — continuing operations	9,118	8,993	7,537	7,919	7,843	8,304	7,483
Total long term saving sales — discontinued operations(3)	1,056	1,071	818	848	921	334	—
Total long term saving sales	10,174	10,064	8,355	8,767	8,764	8,638	7,483

(1) Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

(2) Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.

(3) Current period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.

5— Trend analysis of general insurance and health net written premiums — discrete and cumulative

	Net written premiums
	1Q10	2Q10	3Q10	4Q10	1Q11	2Q11	3Q11	Growth on 3Q10	Growth on 2Q11
	Discrete £m	Discrete £m	Discrete £m	Discrete £m	Discrete £m	Discrete £m	Discrete £m	Sterling %	Sterling %
UK*	1,090	1,151	1,171	1,127	1,251	1,259	1,244	6%	(1)%
Aviva Europe	597	471	400	485	614	509	448	12%	(12)%
North America	397	599	484	478	426	599	537	11%	(10)%
Asia Pacific	14	18	18	22	30	20	30	67%	50%
Total Net Written Premiums — continuing operations	2,098	2,239	2,073	2,112	2,321	2,387	2,259	9%	(5)%
Total Net Written Premiums — discontinued operations(1)	367	340	219	251	369	188	—	(100)%	(100)%
Total Net Written Premiums	2,465	2,579	2,292	2,363	2,690	2,575	2,259	(1)%	(12)%

*UK analysed as:
UK GI	913	1,029	1,050	1,054	1,092	1,130	1,117	6%	(1)%
Other(2)	177	122	121	73	159	129	127	5%	(2)%
UK	1,090	1,151	1,171	1,127	1,251	1,259	1,244	6%	(1)%

(1) Current period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.

(2) UK Other Includes Health and Group reinsurance business.

	Net written premiums
								Growth on 3Q10
	1Q10 YTD £m	2Q10 YTD £m	3Q10 YTD £m	4Q10 YTD £m	1Q11 YTD £m	2Q11 YTD £m	3Q11 YTD £m	Sterling %	Local currency %
UK*	1,090	2,241	3,412	4,539	1,251	2,510	3,754	10%	10%
Aviva Europe	597	1,068	1,468	1,953	614	1,123	1,571	7%	6%
North America	397	996	1,480	1,958	426	1,025	1,562	6%	4%
Asia Pacific	14	32	50	72	30	50	80	60%	54%
Total Net Written Premiums — continuing operations	2,098	4,337	6,410	8,522	2,321	4,708	6,967	9%	8%
Total Net Written Premiums — discontinued operations(1)	367	707	926	1,177	369	557	557	(40)%	(41)%
Total Net Written Premiums	2,465	5,044	7,336	9,699	2,690	5,265	7,524	3%	2%

*UK analysed as:
UK GI	913	1,942	2,992	4,046	1,092	2,222	3,339	12%	12%
Other(2)	177	299	420	493	159	288	415	(1)%	(1)%
UK	1,090	2,241	3,412	4,539	1,251	2,510	3,754	10%	10%

(1) Current period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.

(2) UK Other Includes Health and Group reinsurance business.

6 — Sovereign exposures

Direct sovereign exposures to Greece, Ireland, Portugal, Italy and Spain (net of non-controlling interests, excluding policyholder assets)

30 September 2011	Participating fund assets £bn	Shareholder assets £bn	Total £bn
Greece	0.1	—	0.1
Ireland	0.4	0.2	0.6
Portugal	0.2	—	0.2
Italy	6.3	0.8	7.1
Spain	0.7	0.4	1.1
Total Greece, Ireland, Portugal, Italy and Spain	7.7	1.4	9.1
HY11 Greece, Ireland, Portugal, Italy and Spain	8.0	1.4	9.4

7 — Exposure to Eurozone and United Kingdom banks debt securities

Direct shareholder exposures to Eurozone and United Kingdom banks (net of non-controlling interests, excluding policyholder assets and participating fund assets)

	Debt securities
	Senior debt			Subordinated Debt
Shareholder assets — debt securities	Covered/ secured £bn	Senior unsecured £bn	Total senior debt £bn	Lower tier 2 £bn	Upper tier 2 £bn	Tier 1 £bn	Total subordinated debt £bn	Total £bn
France	0.1	0.1	0.2	0.1	—	—	0.1	0.3
Germany	—	0.1	0.1	0.1	—	—	0.1	0.2
Greece	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	—	—
Italy	—	0.1	0.1	—	0.1	—	0.1	0.2
Netherlands	—	0.4	0.4	0.1	—	0.1	0.2	0.6
Portugal	—	—	—	—	—	—	—	—
Spain	0.6	0.3	0.9	0.1	—	—	0.1	1.0
UK	0.1	0.3	0.4	0.5	—	0.1	0.6	1.0
Total	0.8	1.3	2.1	0.9	0.1	0.2	1.2	3.3

8 — Impact of the Delta Lloyd disposal

On 6 May 2011, the Group sold 25 million shares in Delta Lloyd N.V. (“Delta Lloyd”) (the Group’s Dutch long-term insurance, general insurance and fund management operation), reducing our holding to 42.7% of Delta Lloyd’s ordinary share capital, representing 40% of shareholder voting rights. As the Group no longer commands a majority of shareholder voting rights, it no longer controls Delta Lloyd. Accordingly, from 6 May 2011 the Group has ceased to consolidate the results and net assets of Delta Lloyd. The results of Delta Lloyd up to the transaction date have therefore been classified as discontinued operations.

Cash consideration of £380 million was received for the sale of shares, and £8 million of costs are attributable to the disposal transaction.

The Group retains significant influence over Delta Lloyd through its 42.7% shareholding as at 6 May2011 (42.2% at 30 June 2011) and contractual right to appoint two members of Delta Lloyd’s supervisory board. Our continuing interest in Delta Lloyd has been classified as an associate.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 10 November, 2011
AVIVA PLC

	By	/s/ Patrick Regan
Patrick Regan
Chief Financial Officer